Exhibit 3.75

State of Delaware Secretary of State Division of Corporations Delivered 12:21 PM 02/04/2014 FILED 12:21 PM 02/04/2014 SRV 140129904 - 5477253 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is BMCH North Carolina, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, # 400 in the City of Wilmington, Zip code 19808. The name of its Registered agent at such address is The Company Corporation

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                                 .”)

Fourth: (Insert any other matters the members determine to include herein.)

ln Witness Whereof, the undersigned have executed this Certificate of Formation this 4th day of February     , 2014.

By:	/s/ James F. Mosier
Authorized Person (s)

Name:	James F. Mosier